SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. 1)*

ReneSola Ltd

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G7500C 106

(CUSIP Number)

August 24, 2011 - August 30, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☐           Rule 13d-1(c)

☒           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Xianshou Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 24,192,109 ordinary shares
6
SHARED VOTING POWER
14,248,710 ordinary shares (consisting of 60,000 ordinary shares issuable upon the exercise of options held by Ms. Xiahe Lian, the wife of Mr. Li, which are exercisable within 60 days after the date hereof, 1,135,096 ordinary shares beneficially owned by Mr. Xiangjun Dong and 13,053,614 ordinary shares beneficially owned by Mr. Zhengmin Lian)

	7	SOLE DISPOSITIVE POWER 24,192,109 ordinary shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,440,819 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.0%
12	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Champion Era Enterprises Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 23,266,229 ordinary shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 23,266,229 ordinary shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,266,229 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.3%
12	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Cleveland Ventures Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 925,880 ordinary shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 925,880 ordinary shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 925,880 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%
12	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Zhengmin Lian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,053,614 ordinary shares
	7	SOLE DISPOSITIVE POWER 13,053,614 ordinary shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,053,614 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5%
12	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Assets Train Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,053,614 ordinary shares
	7	SOLE DISPOSITIVE POWER 13,053,614 ordinary shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,053,614 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5%
12	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Xiangjun Dong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,955,870 ordinary shares
	7	SOLE DISPOSITIVE POWER 5,955,870 ordinary shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,955,870 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.4%
12	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dynasty Time Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,955,870 ordinary shares
	7	SOLE DISPOSITIVE POWER 5,955,870 ordinary shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,955,870 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.4%
12	TYPE OF REPORTING PERSON* CO

ITEM 1(a).	NAME OF ISSUER:

ReneSola Ltd

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

No. 8 Baoqun Road Yaozhuang County, Jiashan Town Zhejiang Province 314117 People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Xianshou Li

Champion Era Enterprises Limited (“Champion”)

Cleveland Ventures Ltd (“Cleveland”)

Zhengmin Lian

Assets Train Limited (“Assets”)

Xiangjun Dong

Dynasty Time Limited (“Dynasty” and together with Champion and Assets, the “Record Holders”)

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of Xianshou Li, Zhengmin Lian and Xiangjun Dong is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, PRC. The address of the principal business office of the Record Holders is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.  The address of the principal business office of Cleveland is Merrill Lynch Bank & Trust Co (Cayman) Ltd., 4th Floor, Harbour Center, North Church, St. George Town, Grand Cayman, Cayman Islands.

ITEM 2(c)	CITIZENSHIP:

Xianshou Li, Zhengmin Lian and Xiangjun Dong are citizens of the People’s Republic of China.  The place of organization of the Record Holders is the British Virgin Islands.  The place of organization of Cleveland is the Cayman Islands.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares of no par value

ITEM 2(e).	CUSIP NUMBER:

G7500C 106

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Xianshou Li(1) (7)	38,440,819 ordinary shares (2)(3)	22.0%	24,192,109 ordinary shares	14,248,710 ordinary shares(2)(3)	24,192,109 ordinary shares	0
Champion Era Enterprises Limited(1)	23,266,229 ordinary shares	13.3%	23,266,229 ordinary shares	0	23,266,229 ordinary shares	0
Cleveland Ventures Ltd(7)	925,880 ordinary shares	0.5%	925,880 ordinary shares	0	925,880 ordinary shares	0
Zhengmin Lian(4)	13,053,614 ordinary shares	7.5%	0	13,053,614 ordinary shares	13,053,614 ordinary shares	0
Assets Train Limited(4)	13,053,614 ordinary shares	7.5%	0	13,053,614 ordinary shares	13,053,614 ordinary shares	0
Xiangjun Dong(5)	5,955,870 ordinary shares	3.4%	0	5,955,870 ordinary shares	5,955,870 ordinary shares	0
Dynasty Time Limited(5)	5,955,870 ordinary shares(6)	3.4%	0	5,955,870 ordinary shares	5,955,870 ordinary shares	0

(1)
As of the date hereof, Champion was the record owner of 23,266,229 ordinary shares of Renesola Ltd.  Champion is indirectly wholly owned by the LXS Family Trust of which Mr. Li is the settlor.  The trustee of the LXS Family Trust is HSBC International Trustee (“HSBC”).  Pursuant to the trust deed dated November 25, 2010 between Mr. Li and HSBC, Mr. Li holds all voting and investment powers of Champion and its assets.  Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Li may be deemed to beneficially own all of the shares held by Champion.  HSBC should not be deemed a beneficial owner of the shares in Renesola Ltd held by Champion under Section 13(d) of the Exchange Act.

(2)
Includes 13,053,614 ordinary shares beneficially owned by Mr. Zhengmin Lian.  Mr. Li holds shared voting rights with Mr. Lian with respect to those shares pursuant to an irrevocable voting agreement entered into between Mr. Li and Assets. Under the voting agreement, Assets irrevocably appointed Mr. Li as its attorney and proxy with full power of substitution with respect to 13,053,614 shares held by Assets, to vote and act at all shareholder meetings and give written consent on behalf of Assets on matters of Renesola Ltd requiring shareholder approval. Also includes 60,000 ordinary shares issuable upon the exercise of options held by Ms. Xiahe Lian, the wife of Mr. Li, which are exercisable within 60 days after the date hereof.

(3)
Includes 1,135,096 ordinary shares beneficially owned by Mr. Xiangjun Dong.  Mr. Li holds shared voting rights with Mr. Dong with respect to those shares pursuant to an irrevocable voting agreement entered into between Mr. Li and Dynasty.  Under the voting agreement, Dynasty irrevocably appointed Mr. Li as its attorney and proxy with full power of substitution with respect to 1,135,096 shares held by Dynasty, to vote and act at all shareholder meetings and give written consent on behalf of Dynasty on matters of Renesola Ltd requiring shareholder approval.

(4)
As of the date hereof, Assets was the record owner of 13,053,614 ordinary shares of Renesola Ltd.  Assets is indirectly wholly owned by the LZM Family Trust of which Mr. Lian is the settlor.  The trustee of the LZM Family Trust is HSBC.  Pursuant to the trust deed dated November 25, 2010 between Mr. Lian and HSBC, Mr. Lian holds all voting and investment powers of Assets and its assets.  Pursuant to Section 13(d) of the Exchange Act, Mr. Lian may be deemed to beneficially own all of the shares held by Assets.  HSBC should not be deemed a beneficial owner of the shares in Renesola Ltd held by Assets under Section 13(d) of the Exchange Act.

(5)
As of the date hereof, Dynasty was the record owner of 5,955,870 ordinary shares of Renesola Ltd.  Dynasty is indirectly wholly owned by the DXJ Family Trust of which Mr. Dong is the settlor.  The trustee of the DXJ Family Trust is HSBC.  Pursuant to the trust deed dated November 25, 2010 between Mr. Dong and HSBC, Mr. Dong holds all voting and investment powers of Dynasty and its assets.  Pursuant to Section 13(d) of the Exchange Act, Mr. Dong may be deemed to beneficially own all of the shares held by Dynasty.  HSBC should not be deemed a beneficial owner of the shares in Renesola Ltd held by Dynasty under Section 13(d) of the Exchange Act.

(6)
Includes 5,955,870 ordinary shares to which Mr. Dong and Mr. Yuncai Wu holds shared voting rights pursuant to an irrevocable voting agreement entered into between Mr. Wu and Dynasty.  Under the voting agreement, Dynasty irrevocably appointed Mr. Wu as its attorney and proxy with full power of substitution with respect to 5,955,870 shares held by Dynasty, to vote and act at all shareholder meetings and give written consent on behalf of Dynasty on matters of Renesola Ltd requiring shareholder approval. Please see the Schedule 13G filing made by Mr. Wu for information regarding his holdings in Renesola Ltd.

(7)
As of the date hereof, Cleveland was the record owner of 925,880 ordinary shares of Renesola Ltd.  Cleveland is indirectly wholly owned by the Xian Shou Trust of which Mr. Li is the settlor.  The trustee of the Xian Shou Trust is Merrill Lynch Bank & Trust Co (Cayman) Ltd. (“Merrill”).  Pursuant to the trust deed dated Jan 8, 2008 between Mr. Li and Merrill, Mr. Li holds all voting and investment powers of Cleveland and its assets.  Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Li may be deemed to beneficially own all of the shares held by Cleveland.  Merrill should not be deemed a beneficial owner of the shares in Renesola Ltd held by Cleveland under Section 13(d) of the Exchange Act.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Xianshou Li

Champion Era Enterprises Limited
Cleveland Ventures Ltd

Zhengmin Lian

Assets Train Limited

Xiangjun Dong

Dynasty Time Limited

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 2, 2011

Xianshou Li	/s/ Xianshou Li
Xianshou Li

Champion Era Enterprises Limited	By:	/s/ Xianshou Li
Name: Xianshou Li
Title: Director

Cleveland Ventures Ltd	By:	/s/ Linda Cham
/s/ Stewart Chui
	Name:	Linda Cham
Stewart Chui
	Title:	Authorised Signatories for and on behalf of
Fiduciary Services Limited as sole director of
Cleveland Ventures Ltd
2 Sep 2011

Zhengmin Lian	/s/ Zhengmin Lian
Zhengmin Lian

Assets Train Limited	By:	/s/ Zhengmin Lian
Name: Zhengmin Lian
Title: Director

Xiangjun Dong	/s/ Xiangjun Dong
Xiangjun Dong

Dynasty Time Limited	By:	/s/ Xiangjun Dong
Name: Xiangjun Dong
Title: Director

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

EXHIBIT A
Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares of no par value, of ReneSola Ltd, a British Virgin Islands company, and that this Agreement may be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

Signature Page

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of September 2, 2011.

Xianshou Li	/s/ Xianshou Li
Xianshou Li

Champion Era Enterprises Limited	By:	/s/ Xianshou Li
Name: Xianshou Li
Title: Director

Cleveland Ventures Ltd	By:	/s/ Linda Cham
/s/ Stewart Chui
	Name:	Linda Cham
Stewart Chui
	Title:	Authorised Signatories for and on behalf of
Fiduciary Services Limited as sole director of
Cleveland Ventures Ltd
2 Sep 2011

Zhengmin Lian	/s/ Zhengmin Lian
Zhengmin Lian

Assets Train Limited	By:	/s/ Zhengmin Lian
Name: Zhengmin Lian
Title: Director

Xiangjun Dong	/s/ Xiangjun Dong
Xiangjun Dong

Dynasty Time Limited	By:	/s/ Xiangjun Dong
Name: Xiangjun Dong
Title: Director